ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341


05005608

2 February 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America


MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	43,666
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	5,000 @ $23.94 each 6,666 @ $30.51 each 32,000 @ $34.74 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	43,666 on 31/1/05

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
223,068,140	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)
350,000	Non-cumulative Redeemable Preference Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	28,759,355	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 31 January 2005
(Assistant Company Secretary)

Print name: Angela Blair

= = = = =

+ See chapter 19 for defined terms.

Macquarie Bank Group of Companies
Australia and Worldwide

Level 15
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Internet http://www.macquarie.com.au
Telex 122246
DX 10287 SSE
SWIFT MACQAU2S

Securities and Exchange Commission by
Macquarie Bank Limited.

File Number: 82-34740

ASX/Media Release


MACQUARIE
BANK

Macquarie Communications Infrastructure Group led consortium announces financial close on ntl:Broadcast

1 February 2005 – Macquarie Bank Limited advises that a Macquarie Communications Infrastructure Group (MCG) led consortium ("Consortium"), in which Macquarie Bank Limited has an approximate 13 per cent interest, today announced that it has reached financial close on the 100% acquisition of National Transcommunications Limited and NTL Digital Limited (together "ntl:Broadcast"). Macquarie Bank Limited has acquired its 13 per cent interest in ntl:Broadcast for £82 million (approximately A$205 million).

The Consortium comprises MCG, Macquarie Bank Limited and other third party investors including Industry Funds Management (Nominees) Limited, Challenger Financial Services Group, MTAA Superannuation Fund Pty Ltd, Invest Allied Limited, Macquarie Global Infrastructure Fund II and clients of Macquarie Private Bank.

For further details of the transaction, please refer to the ASX announcement issued today by MCG and the Macquarie Bank Limited ASX announcement issued on 2 December 2004.

For further information, please contact:

Jenny Kovacs, Investor Relations, Macquarie Bank Limited	8232 3250
Matthew Russell, Public Relations, Macquarie Bank Limited	8232 4102

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

1 February 2005


MACQUARIE
BANK

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited,

as at 28th January 2005, was 0.036%.

Yours faithfully,

Dennis Leong
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	28,032
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	14,700 @ $30.51 each 13,332 @ $34.71 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28,032 on 1/2/05

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
223,096,172	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)
350,000	Non-cumulative Redeemable Preference Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	28,731,323	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 February 2005
(Assistant Company Secretary)

Print name: Angela Blair

= = = = =

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	20 January 2005 but 18 January 2005 re: Macquarie Communications Infrastructure Group ("MCIG").

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Stapled securities held by Allpass Investments Pty Limited, a company in which John Allpass has a relevant interest; and • Stapled securities held by John Allpass Pty Limited, a trustee for a superannuation fund of which John Allpass is a beneficiary
Date of change	25 January 2005
No. of securities held prior to change	• 10,000 securities held by John Allpass Pty Limited; and • 8,000 securities held by Allpass Investments Pty Limited
Class	Stapled securities
Number acquired	10,000 stapled securities acquired by John Allpass Pty Limited
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.70 each

G:\CAG\COS\DLEONG\BRD\ASX notices\ALLPASS\jga25012005.doc

+ See chapter 19 for defined terms.

No. of securities held after change	• 20,000 securities held by John Allpass Pty Limited; and • 8,000 securities held by Allpass Investments Pty Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under MCG Entitlement Issue.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

1 February 2005

G:\CAG\COS\DLEONG\BRD\ASX notices\ALLPASS\jga25012005.doc

Macquarie Bank Limited
ACN 008 583 542

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone:
(02) 8232 8792
Facsimile:
(02) 8232 4437

Email Address
hwheatle@macquarie.com.au

Please telephone
Helen Wheatley on
(02) 8232 8757
if complete transmission
not received.

Compliance, RMD

Attention	Company Announcements	**Date**	01 February 2005
Company	ASX		
Fax No	1900 999 279	**Pages**	21 (incl. this page)
From	Helen Wheatley	**Priority**	Routine


MACQUARIE

Message

FORM 604:

Attached FORM 604 re MACQUARIE COMMUNICATIONS INFRASTRUCTURE GROUP (MCG).

Form 604
Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme	**MACQUARIE COMMUNICATIONS INFRASTRUCTURE GROUP ("MCG")** Macquarie Communications Infrastucture Management Limited (ABN 29 066 047 738) ("MCIML") as responsible entity of Macquarie Communications Infrastructure trust (ARSN 101 048 293) ("MCIT") Macquarie Communications Infrastucture Limited (ABN 18 084 388 983) ("MCIL") Level 15, 1 Martin Place Sydney, NSW 2000
ACN/ARSN	(see above)

1. Details of substantial holder(1)

Name	Macquarie Bank Limited ("MBL") and each of the companies listed in Annexure A (the "MBL Group");
ACN/ARSN (if applicable)	008 583 542
There was a change in the interests of the substantial holder on	25.01.05
The previous notice was given to the company on	07.01.05
The previous notice was dated	05.01.05

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully Paid Stapled Securities 'stp sec'	54,644,723	17.33%	55,182,503	14.46%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Number of	and Class Securities	Person's votes affected
					stp sec	
Due to Issue Capital change & See Annexure B						

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Number Of	and Class Securities	Person's votes
Macquarie Life Limited MLL	MLL	MLL	Relevant interest arising pursuant to section 608 (1) of the Corporations Act	157,756	stp sec	157,756
Macquarie Investment Management Limited MIML	Bond Street Custodians	Bond Street Custodians	As above	4,599,594	stp sec	4,599,594
	JP Morgan	JP Morgan	As above	570,997	stp sec	570,997

	National Nominees	National Nominees	As above	2,331,620 stp sec	2,331,620
	ANZ Nominees	ANZ Nominees	As above	192,500 stp sec	192,500
	State Trustess	State Trustess	As above	104,200 stp sec	104,200
Macquarie Bank Limited 'MBL'	MBL	MBL	As above	634,850 stp sec	634,850
		Belike Nominees Limited	As above	59,242 stp sec	59,242
Macquarie Communications Infraslucture Management Limited 'MCIML'	MCIML	MICML	As above	9,302,466 stp sec	9,302,466
Macquarie Investments Australia 'MIA'	Belike Nominees Limited	Belike Nominees Limited	As Above	33,482,587 stp sec	33,482,587
Macquarie Private Portfolio Management 'MPPM'	Bond Street Custodians	Bond Street Custodians	As Above	599,843 stp sec	599,843
Brook Asset Management Limited 'BMAL'	State Street Australia	State Street Australia	As Above	1,167,026 Stp sec	1,636,316
	Trustees Executors	Trustees Executors	As Above	540,636 Stp sec	559,306
	BNP Paribas	BNP Paribas	As Above	1,436,566 Stp sec	1,430,606
	ASB Group Investments	ASB Group Investments	As Above	2,620 Stp sec	2,620

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
MBL & MBL Group	Controlled Bodies Corporate
Brook Asset Management Limited	MBL became a 49% holder of Brook Asset Management Limited.

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MBL	C/- Level 3, 25 National Circuit, Forrest, ACT, 2603
MBL Group	C/- Level 15, No. 1 Martin Place, Sydney, NSW, 2000
MIML	C/- Level 15, No. 1 Martin Place, Sydney, NSW, 2000
MLL	C/- Level 15, No. 1 Martin Place, Sydney, NSW, 2000
MIA	C/- Level 15, No. 1 Martin Place, Sydney, NSW, 2000
State Street Australia	L. 18, 338 Pitt St, Sydney, NSW 2000
JP Morgan	L 26 Grosvenor Place, 225 George St., Sydney, NSW 2000
National Nominees Limited	5th Floor, 271 Collins St., Melbourne, VIC 3000
Bond St. Custodians Ltd.	Lvl 12, 20 Bond St, Sydney, NSW 2000
Brook Asset Management Limited	Level 21, 191 Queen Street, PO Box 7548, Wellesley Street Auckland, New Zealand

Signature

print name: Angela Blair Capacity: Assistant Company Secretary

sign here



date 01 February 2005

ANNEXURE 'A'

This is the annexure marked 'A' of 17 pages referred to in the Notice of change of interests of substantial holder



Angela Blair
Assistant Company Secretary, Macquarie Bank Limited
01 February 2005

CONTROLLED BODIES CORPORATE

AUSCONO	COMNAME	JURISDICTION
008 571 962	A.C.N. 008 571 962 PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
	AIRPORT INFRASTRUCTURE (NO. 2) LIMITED	CAYMAN ISLANDS
078 453 648	AIRPORT MOTORWAY CUSTODIANS PTY LIMITED	AUSTRALIA
075 176 813	AIRPORT MOTORWAY INFRASTRUCTURE NO. 1 LIMITED	AUSTRALIA
075 176 859	AIRPORT MOTORWAY INFRASTRUCTURE NO. 3 LIMITED	AUSTRALIA
075 176 993	AIRPORT MOTORWAY INFRASTRUCTURE NO. 4 LIMITED	AUSTRALIA
076 529 550	ALDISA NOMINEES PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
008 640 177	ALEATORY PTY. LIMITED	AUSTRALIA
081 119 477	ALLOCA (NO. 4) PTY. LIMITED	AUSTRALIA
106 608 422	AMICUS CURIAE PTY LIMITED	AUSTRALIA
078 953 607	AMT MANAGEMENT LIMITED	AUSTRALIA
WK-131747	ASHER SECURITIES LIMITED	CAYMAN ISLANDS
003 435 452	AUSTRALIA CORPORATE FINANCE LIMITED (IN LIQUIDATION)	AUSTRALIA
074 900 977	AUSTRALIA INFRASTRUCTURE PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
079 630 649	AUSTRALIAN HOTEL INVESTMENT PTY LTD	AUSTRALIA
093 979 223	BAO WAVE PTY LIMITED	AUSTRALIA
059 814 818	BAROSSA GE LIMITED	AUSTRALIA
010 998 384	BARRIER REEF BROADCASTING PROPRIETARY LIMITED	AUSTRALIA
084 276 666	BASS RADIO PTY LIMITED	AUSTRALIA
085 051 761	BASSFARR PTY LIMITED	AUSTRALIA
008 091 325	BAVIAN PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
009 265 187	BELCAP INVESTMENTS PTY LIMITED	AUSTRALIA
008 604 966	BELIKE NOMINEES PTY. LIMITED	AUSTRALIA
006 880 217	BOND STREET AUSTRALIA PTY LIMITED	AUSTRALIA
008 607 065	BOND STREET CUSTODIANS LIMITED	AUSTRALIA
008 606 924	BOND STREET INVESTMENTS PTY. LIMITED	AUSTRALIA
071 247 606	BOND STREET LEASE MANAGEMENT PTY LIMITED	AUSTRALIA
004 680 004	BOSTON AUSTRALIA PTY LIMITED	AUSTRALIA

005 008 702	BOSTON LEASING PTY. LIMITED	AUSTRALIA
88217	BUNHILL INVESTMENTS LIMITED	JERSEY
056 039 591	BURL ROSE PTY. LTD.	AUSTRALIA
009 476 920	BURNIE BROADCASTING SERVICE PROPRIETARY LIMITED.	AUSTRALIA
002 865 830	BUTTONWOOD NOMINEES PTY LIMITED	AUSTRALIA
079 173 381	CAMPUS INTERNATIONAL HOLDINGS PTY. LTD	AUSTRALIA
4800336	CAPITAL METERS HOLDINGS LIMITED	ENGLAND/WALES
4800317	CAPITAL METERS LIMITED	ENGLAND/WALES
006 200 899	CASL FINANCIAL SERVICES PTY. LIMITED	AUSTRALIA
008 585 715	CAZINON PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
008 585 797	CEMASTA PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
008 585 804	CENFORD PTY LIMITED	AUSTRALIA
101 229 949	CENTRAL COAST NO.2 PTY LIMITED	AUSTRALIA
069 299 225	CENTRAL COAST RADIO PTY LTD	AUSTRALIA
008 631 954	CHANNAR INVESTMENT NOMINEE PTY LIMITED	AUSTRALIA
WK-133807	CHISWELL INVESTMENTS LIMITED	CAYMAN ISLANDS
085 051 645	CLAINEW PTY LIMITED	AUSTRALIA
002 737 868	COLDAVA LIMITED	AUSTRALIA
001 758 407	COMMERCIAL RADIO COFFS HARBOUR PTY LTD	AUSTRALIA
079 775 134	CONCEPT BLUE PROPERTY PTY LTD	AUSTRALIA
071 292 647	CONNECTEAST MANAGEMENT LIMITED	AUSTRALIA
097 768 075	CORIOLIS WATER SERVICES (AUSTRALIA) PTY LIMITED	AUSTRALIA
006 346 952	CORPORATE CAPITAL EQUIPMENT FINANCING PTY. LIMITED	AUSTRALIA
008 581 379	DALOU PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
WK-129317	DELANO SECURITIES LIMITED	CAYMAN ISLANDS
002 965 942	DELINE PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
008 606 871	DEXIN NOMINEES PTY. LIMITED	AUSTRALIA
097 290 894	DIVCO 102 PTY LIMITED	AUSTRALIA
097 290 938	DIVCO 106 PTY LTD	AUSTRALIA
097 290 956	DIVCO 108 PTY LIMITED	AUSTRALIA
083 158 436	DIVCO 12 PTY LIMITED	AUSTRALIA
083 158 490	DIVCO 17 PTY LTD	AUSTRALIA
083 158 589	DIVCO 21 PTY LIMITED	AUSTRALIA
083 158 623	DIVCO 23 PTY LIMITED	AUSTRALIA
083 158 703	DIVCO 28 PTY LTD	AUSTRALIA
083 158 712	DIVCO 29 PTY LIMITED	AUSTRALIA
083 158 892	DIVCO 36 PTY LIMITED	AUSTRALIA
086 347 568	DIVCO 42 PTY LIMITED	AUSTRALIA
083 159 120	DIVCO 47 PTY LIMITED	AUSTRALIA
083 159 175	DIVCO 51 PTY LIMITED	AUSTRALIA
088 347 479	DIVCO 54 PTY LIMITED	AUSTRALIA
088 347 513	DIVCO 59 PTY LIMITED	AUSTRALIA
088 347 531	DIVCO 61 PTY LIMITED	AUSTRALIA
093 601 079	DIVCO 68 PTY LIMITED	AUSTRALIA
097 289 980	DIVCO 83 PTY LIMITED	AUSTRALIA

	DIVERSIFIED CLO INVESTMENTS NO.1 INC	UNITED STATES OF AMERICA
109 819 418	DIVERSIFIED CMBS AUSTRALIA HOLDINGS PTY LIMITED	AUSTRALIA
086 880 873	DUBBO FM RADIO PTY LTD	AUSTRALIA
094 631 964	EASTERN SEA INVESTMENTS PTY LIMITED	AUSTRALIA
057 349 747	EDIVISION INVESTMENTS PTY LIMITED	AUSTRALIA
069 344 001	ELISE NOMINEES PTY LIMITED	AUSTRALIA
009 355 248	ELLDALE PTY LTD	AUSTRALIA
006 435 810	EQUITAS NOMINEES PTY. LIMITED	AUSTRALIA
111 360 528	ESCALATOR AUSTRALIAN INVESTMENT COMPANY PTY LIMITED	AUSTRALIA
111 494 574	ESCALATOR GP CO PTY LIMITED	AUSTRALIA
111 494 663	ESCALATOR INCOME NOTE CO PTY LIMITED	AUSTRALIA
111 494 467	ESCALATOR LP CO PTY LIMITED	AUSTRALIA
008 716 283	ESPERANCE BROADCASTERS PTY LTD	AUSTRALIA
	EUROPA INDUSTRIE BETEILIGUNGEN SA	LUXEMBOURG
	EUROPA INDUSTRIE BETEILIGUNGSHOLDING SA	LUXEMBOURG
559916	EVEREST ABSOLUTE RETURN II LIMITED	BRITISH VIRGIN ISLANDS
009 636 131	FELTER PTY LIMITED	AUSTRALIA
094 080 118	FINANCIAL ENRICHMENT PTY LTD (IN LIQUIDATION)	AUSTRALIA
081 117 473	FNQ BROADCASTERS CAIRNS PTY LIMITED	AUSTRALIA
081 117 455	FNQ BROADCASTERS TOWNSVILLE PTY LIMITED	AUSTRALIA
009 662 668	FORSBY PTY. LTD.	AUSTRALIA
000 481 032	FORTESCUE GARDENS PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
008 604 466	FOUCAULT PTY LIMITED	AUSTRALIA
	FOUR CORNERS CAPITAL MANAGEMENT LLC	UNITED STATES OF AMERICA
008 542 685	GALANTHUS AUSTRALIA PTY LIMITED	AUSTRALIA
001 581 031	GALANTHUS LEASING PTY LIMITED	AUSTRALIA
068 104 558	GARACHINE PTY LIMITED	AUSTRALIA
054 001 400	GATESUN PTY. LIMITED	AUSTRALIA
003 122 629	GEMATA PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
133 289 1	GENERATOR BONDS LIMITED	NEW ZEALAND
108 026 437	GENERATOR CHARITIES AUSTRALIA PTY LIMITED	AUSTRALIA
103 116 954	GENERATOR INVESTMENTS AUSTRALIA LIMITED	AUSTRALIA
009 642 942	GILLMAN PTY. LIMITED	AUSTRALIA
105 819 181	GLOBAL DEBT INVESTMENTS NO.4 PTY LIMITED	AUSTRALIA
MC143292	GLOBAL STAR GP LTD	CAYMAN ISLANDS
008 604 484	GLORIOLE PTY LIMITED	AUSTRALIA
057 872 723	GOLD COAST F.M. PTY LIMITED	AUSTRALIA
009 661 518	GOLD RADIO SERVICE PTY LIMITED	AUSTRALIA
008 638 462	GONDOR PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA

082 950 249	GOULBURN VALLEY BORDER VENTURE PTY LIMITED	AUSTRALIA
092 410 305	GREAT SOUTHERN LAND BROADCASTERS PTY LTD	AUSTRALIA
008 631 730	GREATER CAIRNS RADIO PTY LIMITED	AUSTRALIA
003 180 309	GROSVENOR OFFICE EQUIPMENT HIRE PTY. LIMITED	AUSTRALIA
008 637 241	HAFLING PTY. LIMITED	AUSTRALIA
108 208 000	HARBOUR VIEW RADIO PTY LIMITED	AUSTRALIA
104 324 441	HEMISPHERE SERVICES PTY LIMITED	AUSTRALIA
000 758 010	HILLSAM NOMINEES PTY. LIMITED	AUSTRALIA
078 327 983	HORIZON ENERGY INVESTMENT MANAGEMENT LIMITED	AUSTRALIA
108 428 431	HR BROADCAST INVESTMENTS 2004 PTY LTD	AUSTRALIA
104 173 891	HUB X PTY LIMITED	AUSTRALIA
002 757 020	IDAMENEO (NO. 79) NOMINEES PTY. LIMITED	AUSTRALIA
009 642 979	INDEMCO PTY LIMITED	AUSTRALIA
65764	INFRASTRUCTURE INVESTMENT NO. 2 LTD.	CAYMAN ISLANDS
073 710 942	INFRASTRUCTURE INVESTMENTS NO 1 PTY LIMITED	AUSTRALIA
0199 02 036303	JIG HOLDINGS LIMITED	JAPAN
009 641 114	JUBILEE PTY. LIMITED	AUSTRALIA
008 605 070	KALLERAD PTY. LIMITED	AUSTRALIA
081 119 440	KENSINGTON BANKS PTY LIMITED	AUSTRALIA
076 529 532	KEPILE PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
003 250 833	LANROD PTY LIMITED	AUSTRALIA
008 604 920	LIANA PTY. LIMITED	AUSTRALIA
080 473 025	MAC IT 2000 PTY LIMITED	AUSTRALIA
086 725 966	MACKAY TRANSMISSION FACILITY PTY LTD	AUSTRALIA
096 705 109	MACQUARIE (1 NICHOLSON STREET) NOMINEES PTY LTD	AUSTRALIA
093 438 414	MACQUARIE (ARNCLIFFE) PTY LTD	AUSTRALIA
198500776M	MACQUARIE (ASIA) PTE LTD	SINGAPORE
200228	MACQUARIE (HK) FINANCIAL SERVICES LIMITED	HONG KONG
511405	MACQUARIE (HONG KONG) LIMITED	HONG KONG
	MACQUARIE (JAPAN) LIMITED	JAPAN
463469-W	MACQUARIE (MALAYSIA) SDN BHD	MALAYSIA
110 256 418	MACQUARIE (PYRMONT) PTY LIMITED	AUSTRALIA
	MACQUARIE (TIANJIN) PROPERTY SERVICES CO. LTD	CHINA
008 594 885	MACQUARIE ACCEPTANCES LIMITED	AUSTRALIA
095 180 788	MACQUARIE ADMIN SERVICES PTY LIMITED	AUSTRALIA
20001234/07	MACQUARIE AFRICA (PROPRIETARY) LIMITED	SOUTH AFRICA
CR-121760	MACQUARIE AIRCRAFT LEASING NO.1 LIMITED	CAYMAN ISLANDS
075 295 760	MACQUARIE AIRPORTS MANAGEMENT LIMITED	AUSTRALIA
094 406 756	MACQUARIE ALLIANCES PTY LIMITED	AUSTRALIA

103 237 181	MACQUARIE ALTERNATIVE ASSETS MANAGEMENT LIMITED	AUSTRALIA
086 159 060	MACQUARIE ALTERNATIVE INVESTMENTS LIMITED	AUSTRALIA
010174903-3379259	MACQUARIE AMERICAS CORP	UNITED STATES OF AMERICA
071 501 963	MACQUARIE ASIA HOLDINGS PTY LIMITED	AUSTRALIA
619928	MACQUARIE ASIA LIMITED	HONG KONG
	MACQUARIE ASIA PROPERTY ADVISORS LIMITED	BERMUDA
103 780 089	MACQUARIE ASIAN INVESTMENTS PTY LIMITED	AUSTRALIA
064 219 601	MACQUARIE ASSET FINANCE LIMITED	AUSTRALIA
001 263 583	MACQUARIE ASSET MANAGEMENT LIMITED	AUSTRALIA
058 056 616	MACQUARIE ASSET SERVICES (ACT) PTY LIMITED	AUSTRALIA
010 795 794	MACQUARIE ASSET SERVICES (QLD) PTY LIMITED	AUSTRALIA
005 996 725	MACQUARIE ASSET SERVICES (VIC) PTY LIMITED	AUSTRALIA
079 672 450	MACQUARIE ASSET SERVICES (WA) PTY LIMITED	AUSTRALIA
081 706 167	MACQUARIE ASSET SERVICES LIMITED	AUSTRALIA
WK-128186	MACQUARIE AUSTRALIA COMPUTER SYSTEMS LEASING PTY LIMITED	CAYMAN ISLANDS
077 193 956	MACQUARIE AUSTRALIA FINANCE PTY LIMITED	AUSTRALIA
006 055 796	MACQUARIE AUSTRALIA INTERNATIONAL LIMITED	AUSTRALIA
002 542 136	MACQUARIE AUSTRALIA LEASE MANAGEMENT PTY LIMITED	AUSTRALIA
008 640 168	MACQUARIE AUSTRALIA MANAGEMENT SERVICES PTY LIMITED	AUSTRALIA
000 736 210	MACQUARIE AUSTRALIA PTY LIMITED	AUSTRALIA
074 453 286	MACQUARIE AUSTRALIA SECURITIES LIMITED	AUSTRALIA
008 660 811	MACQUARIE AUSTRALIA TECHNOLOGY PTY LIMITED	AUSTRALIA
075 176 733	MACQUARIE AVIATION (NO. 1) LIMITED	AUSTRALIA
368579	MACQUARIE AVIATION CAPITAL FINANCE LIMITED	IRELAND
368589	MACQUARIE AVIATION CAPITAL GROUP	IRELAND
368580	MACQUARIE AVIATION CAPITAL LIMITED	IRELAND
008 583 542	MACQUARIE BANK LIMITED	AUSTRALIA
003 650 244	MACQUARIE BANK SUPERANNUATION (NO. 2) PTY. LIMITED	AUSTRALIA
001 531 997	MACQUARIE BANK SUPERANNUATION PTY. LIMITED	AUSTRALIA
109 280 819	MACQUARIE BATHURST STREET PTY LIMITED	AUSTRALIA
	MACQUARIE BRASIL LIMITADA	BRAZIL
083 822 404	MACQUARIE BUSINESS BROKING SERVICES PTY LTD	AUSTRALIA

423532-2	MACQUARIE CANADA HOLDINGS LTD	CANADA
515716	MACQUARIE CANADIAN INFRASTRUCTURE MANAGEMENT LIMITED	CANADA
605377-7	MACQUARIE CAPITAL (CANADA) LTD	CANADA
352816	MACQUARIE CAPITAL (NZ) LIMITED	NEW ZEALAND
105 777 704	MACQUARIE CAPITAL ALLIANCE MANAGEMENT LIMITED	AUSTRALIA
88464	MACQUARIE CAPITAL FUNDING (GP) LIMITED	JERSEY
110 605 724	MACQUARIE CAPITAL FUNDING (LP) PTY LIMITED	AUSTRALIA
FN 215363K	MACQUARIE CAPITAL GMBH	AUSTRIA
	MACQUARIE CAPITAL KOREA CO LTD	KOREA
04242665	MACQUARIE CAPITAL LIMITED	ENGLAND/WALES
006 938 825	MACQUARIE CAPITAL MARKETS NOMINEES PTY LIMITED	AUSTRALIA
097 868 687	MACQUARIE CLO INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
065 178 618	MACQUARIE CLO INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
006 198 910	MACQUARIE COMMERCIAL LEASING VIC PTY. LIMITED	AUSTRALIA
5259474	MACQUARIE COMMODITIES (UK) LIMITED	ENGLAND/WALES
315259503	MACQUARIE COMMODITIES FINANCE (UK) LIMITED	ENGLAND/WALES
066 047 738	MACQUARIE COMMUNICATIONS INFRASTRUCTURE MANAGEMENT LIMITED	AUSTRALIA
109 837 783	MACQUARIE COMMUNITY PARTNERSHIPS FUNDS MANAGEMENT LIMITED	AUSTRALIA
111 117 465	MACQUARIE COMMUNITY PARTNERSHIPS LIMITED	AUSTRALIA
096 629 471	MACQUARIE CONCEPT BLUE PTY LTD	AUSTRALIA
2569853	MACQUARIE CORIOLIS HOLDINGS INC	UNITED STATES OF AMERICA
911031568	MACQUARIE CORPORATE FINANCE (USA) INC	UNITED STATES OF AMERICA
008 606 862	MACQUARIE CORPORATE FINANCE HOLDINGS PTY LTD	AUSTRALIA
008 595 426	MACQUARIE CORPORATE FINANCE LIMITED	AUSTRALIA
20-1536178	MACQUARIE COTTON INTERNATIONAL INC	UNITED STATES
069 709 468	MACQUARIE COUNTRYWIDE MANAGEMENT LIMITED	AUSTRALIA
008 596 950	MACQUARIE DEPOSITS PTY. LIMITED	AUSTRALIA
102 607 616	MACQUARIE DEVELOPMENT CAPITAL II PTY LIMITED	AUSTRALIA
082 018 399	MACQUARIE DEVELOPMENT CAPITAL PTY LIMITED	AUSTRALIA
091 936 515	MACQUARIE DEVELOPMENT DIRECTION PTY LIMITED	AUSTRALIA
084 828 473	MACQUARIE DIRECT INVESTMENT A LIMITED	AUSTRALIA

084 828 437	MACQUARIE DIRECT INVESTMENT B LIMITED	AUSTRALIA
008 607 083	MACQUARIE DIRECT INVESTMENT LIMITED	AUSTRALIA
073 623 784	MACQUARIE DIRECT PROPERTY MANAGEMENT LIMITED	AUSTRALIA
085 795 651	MACQUARIE DISTRIBUTION PTY LIMITED	AUSTRALIA
	MACQUARIE DISTRICT ENERGY MANAGEMENT INC	UNITED STATES OF AMERICA
096 211 424	MACQUARIE DIVERSIFIED INVESTMENT SERVICES PTY LIMITED	AUSTRALIA
098 127 578	MACQUARIE DIVERSIFIED INVESTMENTS NO 2 PTY LTD	AUSTRALIA
098 127 569	MACQUARIE DIVERSIFIED INVESTMENTS NO 3 PTY LTD	AUSTRALIA
094 464 365	MACQUARIE DIVERSIFIED PORTFOLIO INVESTMENTS PTY LIMITED	AUSTRALIA
106 197 488	MACQUARIE DYNAMIC MANAGEMENT PTY LIMITED	AUSTRALIA
2304923	MACQUARIE ELECTRONICS CONSULTING INC	UNITED STATES OF AMERICA
363806	MACQUARIE ELECTRONICS LIMITED	IRELAND
363803	MACQUARIE ELECTRONICS REMARKETING LIMITED	IRELAND
1978834	MACQUARIE ELECTRONICS USA INC	UNITED STATES OF AMERICA
067 299 923	MACQUARIE EQUIPMENT FINANCE PTY LTD	AUSTRALIA
112 079 268	MACQUARIE EQUIPMENT RENTALS PTY LIMITED	AUSTRALIA
485394	MACQUARIE EQUITIES (ASIA) LIMITED	HONG KONG
063 906 392	MACQUARIE EQUITIES (US) HOLDINGS PTY. LIMITED	AUSTRALIA
	MACQUARIE EQUITIES BRASIL LIMITADA	BRAZIL
WN 1114218	MACQUARIE EQUITIES CUSTODIANS LIMITED	NEW ZEALAND
002 574 923	MACQUARIE EQUITIES LIMITED	AUSTRALIA
WN/1007806	MACQUARIE EQUITIES NEW ZEALAND LIMITED	NEW ZEALAND
f13634	MACQUARIE EQUITIES SERVICES SINGAPORE PTE LTD - HK BRANCH	SINGAPORE
200408424K	MACQUARIE EQUITIES SERVICES SINGAPORE PTE. LTD.	SINGAPORE
001 374 572	MACQUARIE EQUITY CAPITAL MARKETS LIMITED	AUSTRALIA
3704031	MACQUARIE EUROPE LIMITED	ENGLAND/WALES
078 771 123	MACQUARIE EUROPEAN HOLDINGS PTY LIMITED	AUSTRALIA
112 017 919	MACQUARIE EUROPEAN INVESTMENTS PTY LIMITED	AUSTRALIA
086 587 635	MACQUARIE FILMED INVESTMENTS PTY LTD	AUSTRALIA
1065067	MACQUARIE FINANCE (NZ) LIMITED	NEW ZEALAND
2984767	MACQUARIE FINANCE (UK) LIMITED	ENGLAND/WALES
001 214 964	MACQUARIE FINANCE LIMITED	AUSTRALIA

111 060 587	MACQUARIE FINANCIAL PLANNING SERVICES LIMITED	AUSTRALIA
095 135 694	MACQUARIE FINANCIAL PRODUCTS MANAGEMENT LIMITED	AUSTRALIA
008 606 764	MACQUARIE FIRST AVIATION LEASING PTY. LIMITED	AUSTRALIA
069 344 154	MACQUARIE FLEET LEASING PTY LIMITED	AUSTRALIA
093 752 946	MACQUARIE FORESTRY SERVICES PTY LIMITED	AUSTRALIA
008 607 047	MACQUARIE FOURTEENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
095 180 564	MACQUARIE FRANCE HOLDINGS PTY LIMITED	AUSTRALIA
093 177 407	MACQUARIE FUNDS MANAGEMENT HOLDINGS PTY LIMITED	AUSTRALIA
724745	MACQUARIE FUNDS MANAGEMENT HONG KONG LIMITED	HONG KONG
001 902 165	MACQUARIE FUNDS MANAGEMENT LIMITED	AUSTRALIA
170	MACQUARIE FUTURES & OPTIONS (HONG KONG) LIMITED	HONG KONG
111631	MACQUARIE FUTURES (ASIA) LIMITED	HONG KONG
991311790-3075848	MACQUARIE FUTURES INC	UNITED STATES OF AMERICA
084 388 947	MACQUARIE GLOBAL DEBT INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
075 176 779	MACQUARIE GLOBAL DEBT INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
5259497	MACQUARIE GLOBAL INVESTMENTS (UK) LIMITED	ENGLAND/WALES
110 930 964	MACQUARIE GLOBAL PROPERTY FUNDS LIMITED	AUSTRALIA
200412291W	MACQUARIE GROUP HOLDINGS (SINGAPORE) PTE LIMITED	SINGAPORE
245979	MACQUARIE GROUP NEW ZEALAND LIMITED	NEW ZEALAND
112 058 072	MACQUARIE HEALTH AND RETIREMENT PTY LIMITED	AUSTRALIA
100 509 975	MACQUARIE HEALTH HOLDINGS PTY LTD	AUSTRALIA
2428034/8809391	MACQUARIE HOLDINGS (U.S.A.) INC	UNITED STATES OF AMERICA
262381	MACQUARIE I.T. (NZ) LIMITED	NEW ZEALAND
991311787/3075842	MACQUARIE INC	UNITED STATES OF AMERICA
071 501 918	MACQUARIE INDONESIA HOLDINGS PTY LIMITED	AUSTRALIA
077 595 012	MACQUARIE INFRASTRUCTURE DEBT MANAGEMENT LIMITED	AUSTRALIA
	MACQUARIE INFRASTRUCTURE FUND ADVISER, LLC	UNITED STATES OF AMERICA
074 311 390	MACQUARIE INFRASTRUCTURE FUNDS MANAGEMENT LIMITED	AUSTRALIA
072 609 271	MACQUARIE INFRASTRUCTURE INVESTMENT MANAGEMENT LIMITED	AUSTRALIA

072 652 736	MACQUARIE INFRASTRUCTURE LIMITED	AUSTRALIA
	MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC	UNITED STATES OF AMERICA
072 677 993	MACQUARIE INFRASTRUCTURE NO.2 LIMITED	AUSTRALIA
104-81-74725	MACQUARIE INTERNATIONAL ASSET MANAGEMENT CO LTD	KOREA
061 160 558	MACQUARIE INTERNATIONAL CAPITAL ADVISORS PTY LIMITED	AUSTRALIA
502151	MACQUARIE INTERNATIONAL CAPITAL MARKETS LIMITED	HONG KONG
092 985 263	MACQUARIE INTERNATIONAL FINANCE LIMITED	AUSTRALIA
4125302	MACQUARIE INTERNATIONAL HOLDINGS LIMITED	ENGLAND/WALES
108 590 996	MACQUARIE INTERNATIONAL INVESTMENTS PTY LIMITED	AUSTRALIA
01802574	MACQUARIE INTERNATIONAL LIMITED	ENGLAND/WALES
078 980 668	MACQUARIE INTERNATIONAL PROPERTY SERVICES PTY. LIMITED	AUSTRALIA
2579363	MACQUARIE INTERNATIONALE HOLDINGS LIMITED	ENGLAND/WALES
4957256	MACQUARIE INTERNATIONALE INVESTMENTS LIMITED	ENGLAND/WALES
36631	MACQUARIE INVESTMENT (HONG KONG) LIMITED	HONG KONG
0785179	MACQUARIE INVESTMENT ADVISORY (BEIJING) CO LTD	CHINA
	MACQUARIE INVESTMENT HOLDINGS INC	UNITED STATES OF AMERICA
WN 1114216	MACQUARIE INVESTMENT MANAGEMENT (NZ) LIMITED	NEW ZEALAND
3976881	MACQUARIE INVESTMENT MANAGEMENT (UK) LIMITED	ENGLAND/WALES
002 867 003	MACQUARIE INVESTMENT MANAGEMENT LTD	AUSTRALIA
071 745 401	MACQUARIE INVESTMENT SERVICES LIMITED	AUSTRALIA
WK-133809	MACQUARIE INVESTMENTS (SINGAPORE) LIMITED	CAYMAN ISLANDS
4104671	MACQUARIE INVESTMENTS (UK) LIMITED	ENGLAND/WALES
069 416 977	MACQUARIE INVESTMENTS AUSTRALIA PTY LIMITED	AUSTRALIA
459515-H	MACQUARIE IT SDN BHD	MALAYSIA
107 147 222	MACQUARIE JAPAN INFRASTRUCTURE NO.1 PTY LIMITED	AUSTRALIA
107 147 188	MACQUARIE JAPAN INFRASTRUCTURE NO.2 PTY LIMITED	AUSTRALIA
110 990 184	MACQUARIE JIN LIN PTY LIMITED	AUSTRALIA
	MACQUARIE KOREA CO. LTD	KOREA
243880	MACQUARIE LEASING (NZ) LIMITED	NEW ZEALAND
2997799	MACQUARIE LEASING (UK) LIMITED	ENGLAND/WALES
002 675 032	MACQUARIE LEASING NSW PTY. LIMITED	AUSTRALIA

002 574 982	MACQUARIE LEASING PTY. LIMITED	AUSTRALIA
010 529 636	MACQUARIE LEASING QLD PTY. LIMITED	AUSTRALIA
105 453 834	MACQUARIE LEISURE DEVELOPMENTS LIMITED	AUSTRALIA
079 630 676	MACQUARIE LEISURE MANAGEMENT LIMITED	AUSTRALIA
002 574 914	MACQUARIE LEISURE SERVICES PTY LIMITED	AUSTRALIA
	MACQUARIE LENDING NZ LIMITED	NEW ZEALAND
003 963 773	MACQUARIE LIFE LIMITED	AUSTRALIA
088 772 203	MACQUARIE MARINAS MANAGEMENT LIMITED	AUSTRALIA
51142 C1/GBL	MACQUARIE MAURITIUS INVESTMENTS LIMITED	MAURITIUS
3720443	MACQUARIE MDT HOLDINGS INC	UNITED STATES OF AMERICA
108 538 218	MACQUARIE MEDIA FUND MANAGEMENT PTY LIMITED	AUSTRALIA
4921203	MACQUARIE METERS 1 (UK) LIMITED	ENGLAND/WALES
4920378	MACQUARIE METERS 2 (UK) LIMITED	ENGLAND/WALES
057 760 175	MACQUARIE MORTGAGES PTY LIMITED	AUSTRALIA
010473862/3438695	MACQUARIE MORTGAGES USA INC	UNITED STATES OF AMERICA
009 636 257	MACQUARIE N.T. LEASING PTY. LIMITED	AUSTRALIA
200404077D	MACQUARIE NE HOLDINGS (SINGAPORE) PTE LIMITED	SINGAPORE
334868	MACQUARIE NEW ZEALAND LIMITED	NEW ZEALAND
086 438 995	MACQUARIE NEWTON SPECIALIST FUNDS MANAGEMENT LIMITED	AUSTRALIA
008 541 713	MACQUARIE NOMINEES ACT PTY. LIMITED	AUSTRALIA
418159-0	MACQUARIE NORTH AMERICA HOLDINGS LTD	CANADA
348101-8	MACQUARIE NORTH AMERICA LIMITED	CANADA
393998-7	MACQUARIE NORTH AMERICA SECURITIES LTD	CANADA
107 464 620	MACQUARIE NOTE INVESTMENTS PTY LIMITED	AUSTRALIA
008 595 711	MACQUARIE NZ HOLDINGS LIMITED	AUSTRALIA
106 230 979	MACQUARIE OFFICE FINANCE PTY LIMITED	AUSTRALIA
006 765 206	MACQUARIE OFFICE MANAGEMENT LIMITED	AUSTRALIA
002 934 705	MACQUARIE OPTIONS PTY. LIMITED	AUSTRALIA
348116	MACQUARIE PARKING INFRASTRUCTURE (NZ) LIMITED	NEW ZEALAND
108 538 003	MACQUARIE PARKING INFRASTRUCTURE PTY LIMITED	AUSTRALIA
111 494 172	MACQUARIE PARTNERSHIP FINANCE CO PTY LIMITED	AUSTRALIA
107 464 264	MACQUARIE PARTNERSHIP INVESTMENT HOLDINGS PTY LIMITED	AUSTRALIA
091 666 929	MACQUARIE PHOTONICS PTY LIMITED	AUSTRALIA
093 919 727	MACQUARIE PIB MANAGEMENT PTY LIMITED	AUSTRALIA

107 464 586	MACQUARIE PORTFOLIO INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
107 464 540	MACQUARIE PORTFOLIO INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
092 552 611	MACQUARIE PORTFOLIO MANAGEMENT LIMITED	AUSTRALIA
078 271 226	MACQUARIE PORTFOLIO SERVICES PTY LIMITED	AUSTRALIA
423531-2	MACQUARIE POWER MANAGEMENT LTD	CANADA
082 038 328	MACQUARIE PRISM PTY LIMITED	AUSTRALIA
110 442 987	MACQUARIE PRIVATE CAPITAL A LIMITED	AUSTRALIA
110 443 019	MACQUARIE PRIVATE CAPITAL B LIMITED	AUSTRALIA
WN1 144 511	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT (NZ) PTY LIMITED	NEW ZEALAND
089 987 388	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT LIMITED	AUSTRALIA
074 453 393	MACQUARIE PROJECT FINANCE PTY LIMITED	AUSTRALIA
01990-01-089825	MACQUARIE PROPERTIES JAPAN, KK	JAPAN
064 904 169	MACQUARIE PROPERTY (OBU) PTY LIMITED	AUSTRALIA
008 606 826	MACQUARIE PROPERTY CHINA PTY LIMITED	AUSTRALIA
077 727 318	MACQUARIE PROPERTY DEVELOPMENT FINANCE LIMITED	AUSTRALIA
AK 640307	MACQUARIE PROPERTY FINANCE LIMITED	NEW ZEALAND
076 560 917	MACQUARIE PROPERTY FINANCE MANAGEMENT PTY LIMITED	AUSTRALIA
065 678 962	MACQUARIE PROPERTY INTERNATIONAL PTY LIMITED	AUSTRALIA
105 453 638	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 1 LIMITED	AUSTRALIA
105 453 736	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 2 LIMITED	AUSTRALIA
105 453 763	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 3 LIMITED	AUSTRALIA
003 420 460	MACQUARIE PROPERTY SERVICES PTY. LIMITED	AUSTRALIA
623285	MACQUARIE REAL ESTATE ASIA LIMITED	HONG KONG
095 918 068	MACQUARIE REAL ESTATE ASIA NOMINEES PTY LIMITED	AUSTRALIA
1259575	MACQUARIE REAL ESTATE FINANCE CONSULTING INC	UNITED STATES OF AMERICA
22-3845767	MACQUARIE REAL ESTATE FINANCE INC	UNITED STATES OF AMERICA
981422025-2920528	MACQUARIE REAL ESTATE INC	UNITED STATES OF AMERICA
102 368 052	MACQUARIE REALTY SERVICES AUSTRALIA PTY LIMITED	AUSTRALIA
109 243 110	MACQUARIE REGIONAL RADIOWORKS PTY LIMITED	AUSTRALIA

4535338	MACQUARIE REGIONAL SHAREHOLDINGS (UK) LIMITED	ENGLAND/WALES
112 147 350	MACQUARIE RENEWABLES HOLDINGS PTY LIMITED	AUSTRALIA
EC 35892	MACQUARIE RENEWABLES LIMITED	BERMUDA
112 588 664	MACQUARIE RENEWABLES MANAGEMENT LIMITED	AUSTRALIA
006 219 852	MACQUARIE RISK ADVISORY SERVICES LIMITED	AUSTRALIA
003 898 413	MACQUARIE RISK MANAGEMENT ADVISORY PTY LIMITED	AUSTRALIA
063 267 032	MACQUARIE SCIENCE HOLDINGS PTY LIMITED	AUSTRALIA
199704430K	MACQUARIE SECURITIES (ASIA) PTE LIMITED	SINGAPORE
002 832 126	MACQUARIE SECURITIES (AUSTRALIA) LIMITED	AUSTRALIA
418160-3	MACQUARIE SECURITIES (CANADA) LTD	CANADA
MC - 134609	MACQUARIE SECURITIES (JAPAN) LIMITED	CAYMAN ISLANDS
180496	MACQUARIE SECURITIES (PHILIPPINES) INC	PHILIPPINES
198702912C	MACQUARIE SECURITIES (SINGAPORE) PTE LIMITED	SINGAPORE
2235/2539	MACQUARIE SECURITIES (THAILAND) LIMITED	THAILAND
067 392 170	MACQUARIE SECURITIES (USA) INC	UNITED STATES OF AMERICA
135973	MACQUARIE SECURITIES LIMITED	HONG KONG
003 435 443	MACQUARIE SECURITIES MANAGEMENT PTY LIMITED	AUSTRALIA
641342	MACQUARIE SECURITISATION (HONG KONG) LIMITED	HONG KONG
075 289 002	MACQUARIE SECURITISATION (OBU) PTY LIMITED	AUSTRALIA
003 297 336	MACQUARIE SECURITISATION LIMITED	AUSTRALIA
20- 1702053	MACQUARIE SECURITISATION USA LLC	UNITED STATES
496224	MACQUARIE SERVICES (HONG KONG) LIMITED	HONG KONG
096 705 341	MACQUARIE SOUTH KINGSCLIFF PTY LIMITED	AUSTRALIA
075 295 608	MACQUARIE SPECIALISED ASSET MANAGEMENT 2 LIMITED	AUSTRALIA
087 382 965	MACQUARIE SPECIALISED ASSET MANAGEMENT LIMITED	AUSTRALIA
418161-1	MACQUARIE SPECIALIZED FINANCING LTD	CANADA
065 747 417	MACQUARIE STRUCTURED PRODUCTS (INTERNATIONAL) LIMITED	AUSTRALIA
583316	MACQUARIE STRUCTURED PRODUCTS ASIA LIMITED	BRITISH VIRGIN ISLANDS
008 607 074	MACQUARIE STRUCTURED PRODUCTS AUSTRALIA LIMITED	AUSTRALIA
008 607 038	MACQUARIE SWAN STREET PTY LIMITED	AUSTRALIA

092 034 403	MACQUARIE SYNDICATE MANAGEMENT PTY LTD	AUSTRALIA
092 034 485	MACQUARIE SYNDICATE NOMINEE PTY LTD	AUSTRALIA
069 344 289	MACQUARIE SYNDICATION (NO. 22) PTY. LIMITED	AUSTRALIA
069 344 387	MACQUARIE SYNDICATION (NO. 23) PTY. LIMITED	AUSTRALIA
062 060 879	MACQUARIE SYNDICATION (NO. 7) PTY. LIMITED	AUSTRALIA
065 309 033	MACQUARIE SYNDICATION (NO.12) PTY LIMITED	AUSTRALIA
392769-T	MACQUARIE TECHNOLOGIES (M) SDN BHD	MALAYSIA
080 218 846	MACQUARIE TECHNOLOGY INVESTMENTS LIMITED	AUSTRALIA
080 472 751	MACQUARIE TECHNOLOGY VENTURES PTY LTD	AUSTRALIA
100 706 254	MACQUARIE TELECOMMUNICATIONS HOLDINGS PTY LTD	AUSTRALIA
008 606 915	MACQUARIE THIRTY-FOURTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 782	MACQUARIE THIRTY-SEVENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 906	MACQUARIE THIRTY-THIRD AVIATION LEASING PTY. LIMITED	AUSTRALIA
009 642 933	MACQUARIE TOURISM & LEISURE PTY LIMITED	AUSTRALIA
	MACQUARIE TREASURY MANAGEMENT LTD.	BERMUDA
	MACQUARIE TREASURY PRIVATE TRUSTEE COMPANY LTD.	BERMUDA
008 607 029	MACQUARIE TWELFTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 607 109	MACQUARIE TWENTIETH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 853	MACQUARIE TWENTY-EIGHTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 844	MACQUARIE TWENTY-SEVENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 607 136	MACQUARIE TWENTY-THIRD AVIATION LEASING PTY. LIMITED	AUSTRALIA
261723	MACQUARIE VEHICLES (NZ) LIMITED	NEW ZEALAND
HRB 56359	MACQUARIE VERWALTUNGS GMBH	GERMANY
	MACQUARIE-IMM INVESTMENT MANAGEMENT LIMITED	KOREA
006 010 500	MAIL HOLDINGS LIMITED	AUSTRALIA
090 975 456	MARGIN LENDING NOMINEES PTY LIMITED	AUSTRALIA
009 661 527	MARYBOROUGH BROADCASTING COMPANY PTY LIMITED	AUSTRALIA
102 964 312	MASL NO. 2 PTY LIMITED	AUSTRALIA
008 607 092	MBL REALTY INVESTMENT MANAGEMENT PTY. LIMITED	AUSTRALIA
001 330 132	MBL RIVER LINKS PTY LIMITED	AUSTRALIA
363941	MC CAPITAL GROUP	IRELAND

069 343 693	MC CAPITAL HOLDINGS NO.1 PTY LIMITED	AUSTRALIA
069 343 791	MC CAPITAL HOLDINGS NO.2 PTY LIMITED	AUSTRALIA
078 223 382	MCF LEASING PTY LIMITED	AUSTRALIA
4866246	MEIF (UK) LIMITED	ENGLAND/WALES
006 238 482	MEMNON PTY. LIMITED	AUSTRALIA
007 226 306	MENDLESHAM CORPORATION PTY. LIMITED	AUSTRALIA
084 781 555	MERIT MANAGEMENT NO.1 PTY LIMITED	AUSTRALIA
084 781 493	MERIT NO.1 PTY LIMITED	AUSTRALIA
003 566 309	MID-COAST BROADCASTERS PTY LTD	AUSTRALIA
008 806 166	MID-DISTRICTS RADIO PTY LTD	AUSTRALIA
	MJL ACE LTD	JAPAN
	MJL BAY LTD	JAPAN
	MJL COOKIE LTD	JAPAN
	MJL ESPRIT LTD	JAPAN
	MJL HAWK LTD	JAPAN
	MJL IMPULSE LTD	JAPAN
	MJL JET LTD	JAPAN
	MONGOOSE ACQUISITION LLC	UNITED STATES OF AMERICA
103 410 297	MONGOOSE PTY LTD	AUSTRALIA
WK-133920	MONKWELL INVESTMENTS LIMITED	CAYMAN ISLANDS
086 587 608	MONT PARK DEVELOPMENT COMPANY PTY LIMITED	AUSTRALIA
069 344 074	MXMM FLEET FINANCE PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
002 526 810	MXMM LEASE MANAGEMENT PTY LIMITED	AUSTRALIA
006 230 548	MXMM LEASING VIC. PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
003 337 675	NANWAY NOMINEES PTY LIMITED	AUSTRALIA
082 351 282	NATIONAL RADIO SALES AUSTRALIA PTY LTD	AUSTRALIA
007 320 363	NAYSIN PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
003 012 253	NESSAN PTY LTD	AUSTRALIA
111 180 271	NEW MEDIA HOLDINGS PTY LIMITED	AUSTRALIA
009 477 061	NORTH EAST TASMANIAN RADIO BROADCASTERS PROPRIETARY LIMITED.	AUSTRALIA
010 110 497	NORTH QUEENSLAND BROADCASTING CORPORATION PTY LTD	AUSTRALIA
010 553 152	NORTH WEST BROADCASTERS PTY LTD	AUSTRALIA
009 476 813	NORTHERN TASMANIA BROADCASTERS PROPRIETARY LIMITED	AUSTRALIA
007 226 324	OLD BRAMPTON CORPORATION PTY. LIMITED.	AUSTRALIA
079 630 603	OMNI LEISURE OPERATIONS LIMITED	AUSTRALIA
092 609 428	OMNI SPORTS MANAGEMENT PTY LTD	AUSTRALIA
008 648 824	OPHIDIAN PTY. LIMITED	AUSTRALIA
008 657 912	ORNATE PTY. LIMITED	AUSTRALIA
008 607 145	OXTON PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
071 982 244	PACIFIC RIM OPERATIONS LIMITED	AUSTRALIA

003 435 176	PANDREW PTY LIMITED	AUSTRALIA
008 586 365	PARAY PTY. LIMITED	AUSTRALIA
107 805 452	PARENTS@WORK PTY LIMITED	AUSTRALIA
008 596 656	PARSEES PTY LIMITED	AUSTRALIA
052 195 427	PLACATE PTY LIMITED	AUSTRALIA
008 640 873	POLTAVA PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
003 260 900	PRAEN PTY. LIMITED	AUSTRALIA
079 990 588	PRINCIPLE HOLDINGS NO 2 PTY LIMITED	AUSTRALIA
	PT MACQUARIE KONSULTAN INDONESIA	INDONESIA
09.03.1.67.21972	PT MACQUARIE SECURITIES INDONESIA	INDONESIA
111 086 705	PTK INVESTOR PTY LIMITED	AUSTRALIA
064 904 212	PUMA MANAGEMENT PTY LIMITED	AUSTRALIA
069 344 190	Q RENT PTY LIMITED	AUSTRALIA
003 490 015	RADIO 2GZ PTY LTD	AUSTRALIA
061 719 453	RADIO 2LF PTY LTD	AUSTRALIA
003 803 218	RADIO 2RG PTY LTD	AUSTRALIA
008 631 758	RADIO 3BO PTY LTD	AUSTRALIA
061 299 581	RADIO 3CV PTY LTD	AUSTRALIA
052 266 814	RADIO 3MA PTY LTD	AUSTRALIA
009 214 733	RADIO 6AM PTY LTD	AUSTRALIA
008 631 687	RADIO ALBURY WODONGA PTY LIMITED	AUSTRALIA
009 316 554	RADIO WEST BROADCASTERS PTY LTD	AUSTRALIA
009 641 196	REBOOT PC LOGISTICS PTY LIMITED	AUSTRALIA
008 656 960	RECONNOITRE PTY. LIMITED	AUSTRALIA
059 084 552	REGIONAL BROADCASTERS AUSTRALIA PTY LTD	AUSTRALIA
110 357 036	REGIONAL MEDIA MACQUARIE LP PTY LIMITED	AUSTRALIA
110 356 968	REGIONAL MEDIA NO.2 PTY LIMITED	AUSTRALIA
094 315 474	REGIONAL RADIO BROADCASTERS PTY LIMITED	AUSTRALIA
003 882 326	REGIONAL RADIO NO.2 PTY LIMITED	AUSTRALIA
008 606 880	REMA NOMINEES PTY. LIMITED	AUSTRALIA
054 982 106	RESIDCO PTY. LIMITED	AUSTRALIA
007 328 841	RESINAL PTY. LIMITED	AUSTRALIA
111 398 497	RETIREMENT CARE AUSTRALIA (ALTON COURT) PTY LIMITED	AUSTRALIA
111 398 424	RETIREMENT CARE AUSTRALIA (BETHANY) PTY LIMITED	AUSTRALIA
111 398 399	RETIREMENT CARE AUSTRALIA (DARWIN) PTY LIMITED	AUSTRALIA
111 398 415	RETIREMENT CARE AUSTRALIA (EDENFIELD) PTY LIMITED	AUSTRALIA
111 398 371	RETIREMENT CARE AUSTRALIA (GILGUNYA) PTY LIMITED	AUSTRALIA
111 398 264	RETIREMENT CARE AUSTRALIA (HAYVILLE) PTY LIMITED	AUSTRALIA
111 398 120	RETIREMENT CARE AUSTRALIA (HILLCREST) PTY LIMITED	AUSTRALIA
111 398 139	RETIREMENT CARE AUSTRALIA (HOLLYWOOD) PTY LIMITED	AUSTRALIA

111 398 344	RETIREMENT CARE AUSTRALIA (INALA) PTY LIMITED	AUSTRALIA
111 398 148	RETIREMENT CARE AUSTRALIA (KARDINIA) PTY LIMITED	AUSTRALIA
111 398 479	RETIREMENT CARE AUSTRALIA (LEVENBANK) PTY LIMITED	AUSTRALIA
111 398 157	RETIREMENT CARE AUSTRALIA (PARKLYN) PTY LIMITED	AUSTRALIA
111 398 166	RETIREMENT CARE AUSTRALIA (SUNSET) PTY LIMITED	AUSTRALIA
111 398 200	RETIREMENT CARE AUSTRALIA (TYLER VILLAGE) PTY LIMITED	AUSTRALIA
111 398 237	RETIREMENT CARE AUSTRALIA (WEEROONA) PTY LIMITED	AUSTRALIA
111 398 228	RETIREMENT CARE AUSTRALIA HOLDINGS PTY LIMITED	AUSTRALIA
111 398 442	RETIREMENT CARE AUSTRALIA OPERATIONS PTY LIMITED	AUSTRALIA
010 711 056	RG CAPITAL RADIO LIMITED	AUSTRALIA
108 209 043	RIVER VIEW RADIO PTY LIMITED	AUSTRALIA
008 440 364	RIVERINA BROADCASTERS (HOLDINGS) PTY LTD	AUSTRALIA
009 661 634	ROCKHAMPTON BROADCASTING CO. PTY. LIMITED	AUSTRALIA
101 064 797	ROCKHAMPTON TRANSMISSION FACILITY PTY LIMITED	AUSTRALIA
	ROPEMAKER STREET INVESTMENTS LIMITED	CAYMAN ISLANDS
005 129 984	ROSS PLASTICS PTY LTD	AUSTRALIA
002 332 452	ROVNY PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
065 308 894	RP DEVELOPMENTS PTY LIMITED	AUSTRALIA
006 566 427	RUGARNO PTY LIMITED	AUSTRALIA
010 068 881	SAMSPIN LIMITED	AUSTRALIA
071 366 339	SANTORINI ONE PTY LIMITED	AUSTRALIA
003 644 353	SEA FM CENTRAL COAST PTY LIMITED	AUSTRALIA
076 340 826	SEA FM GOLD COAST PTY LIMITED	AUSTRALIA
007 332 425	SECOND RESINAL PTY. LIMITED	AUSTRALIA
071 878 021	SECURE AUSTRALIA II LIMITED	AUSTRALIA
008 597 840	SECURE AUSTRALIA MANAGEMENT PTY. LIMITED	AUSTRALIA
058 639 688	SEDULOUS INVESTMENTS PTY LIMITED	AUSTRALIA
008 608 231	SHADOOF PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
003 484 259	SHALINA PTY LIMITED	AUSTRALIA
	SHERLOCK SECURITIES LIMITED	CAYMAN ISLANDS
054 328 415	SOUTH EASTERN BROADCASTERS PTY LTD	AUSTRALIA
008 508 030	SPAL LIMITED	AUSTRALIA
075 364 064	STRUCTURED PRIME ASSET RECEIVABLES (SPARS) NO. 1 PTY LIMITED	AUSTRALIA
008 559 582	SUCETTE PTY. LIMITED	AUSTRALIA
009 719 528	SUNSHINE COAST BROADCASTERS PTY LTD	AUSTRALIA
050 069 817	SYNDICATED ASSET MANAGEMENT PTY. LIMITED	AUSTRALIA

076 812 523	TABLELANDS BROADCASTING PTY LTD	AUSTRALIA
002 325 804	TADINA PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
	TAIKANSAN KAIHATSU LIMITED	JAPAN
002 325 868	TALAMBA PTY LIMITED	AUSTRALIA
085 356 770	TEGENSEE PTY LIMITED	AUSTRALIA
002 326 025	TEGNY PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
070 142 951	TELBANE PTY LTD	AUSTRALIA
002 326 061	TENATA PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
090 688 421	THE RADIO.COM.AU PTY LTD	AUSTRALIA
095 062 285	THIRD NATIONAL NETWORK AUSTRALIA PTY LIMITED	AUSTRALIA
008 603 825	TOTARA PTY. LIMITED	AUSTRALIA
064 721 080	TOUCHSTONE LIVING PTY LIMITED	AUSTRALIA
094 315 483	TOWN AND COASTAL BROADCASTERS AUSTRALIA PTY LIMITED	AUSTRALIA
008 631 678	TOWNSVILLE BROADCASTERS PTY LTD	AUSTRALIA
009 633 603	TRYPTIC PTY LIMITED	AUSTRALIA
008 593 351	TYWYN PTY. LIMITED	AUSTRALIA
085 359 833	UPL (SA) PTY LIMITED	AUSTRALIA
109 116 298	UPL (TARNEIT) PTY LIMITED	AUSTRALIA
084 657 616	UPL (UNDERDALE) PTY LIMITED	AUSTRALIA
095 793 141	UPL (WA) PTY LTD	AUSTRALIA
081 119 619	UPL DEVELOPMENTS PTY LIMITED	AUSTRALIA
096 705 298	UPL RIVER LINKS INVESTMENTS PTY LTD	AUSTRALIA
055 600 902	UPMILL NOMINEES PTY LIMITED	AUSTRALIA
081 119 495	URBAN PACIFIC LIMITED	AUSTRALIA
092 034 458	URBAN PACIFIC SPRINGTHORPE INVESTMENT PTY LIMITED	AUSTRALIA
008 592 916	UTOPIA PTY LIMITED	AUSTRALIA
003 201 303	VALCORA PTY LIMITED	AUSTRALIA
008 586 918	VANNE PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
000 644 584	VENETA PTY LIMITED	AUSTRALIA
080 218 622	VICWIRE PARTNERSHIP PTY LIMITED	AUSTRALIA
079 878 783	VOLATIC PTY LIMITED	AUSTRALIA
079 865 311	VOLBING PTY LIMITED	AUSTRALIA
050 051 477	VOTRAINT NO. 620 PTY LTD	AUSTRALIA
055 750 082	VOTRAINT NO. 691 PTY LIMITED	AUSTRALIA
095 793 169	VUE APARTMENTS PTY LTD	AUSTRALIA
009 429 485	WEST AUSTRALIAN RADIO NETWORK PTY LTD	AUSTRALIA
082 761 055	WHITSUNDAYS BROADCASTERS PTY LIMITED	AUSTRALIA
	WILMINGTON INVESTMENT FUND NO.1 LLC	UNITED STATES OF AMERICA
054 813 080	WOODROSS NOMINEES PTY. LIMITED	AUSTRALIA
002 736 423	WUXTA PTY LIMITED	AUSTRALIA
MC-142957	YEUNG UK NO.1	CAYMAN ISLANDS
002 798 503	ZELENKA PTY LIMITED	AUSTRALIA
008 644 362	ZOFFANIES PTY. LIMITED	AUSTRALIA

ANNEXURE 'B'

This is the annexure marked 'B' of 1 page referred to in the Notice of a Change of Interests of Substantial Holder



Angela Blair
Assistant Company Secretary, Macquarie Bank Limited
01 February 2005

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Number and Class of Securities	Person's votes affected
6/01/2005	MPPM	Sale of securities	$420,858.90	601,227	601,227
11/01/2005	MPPM	Sale of securities	$227,530.81	37,879	37,879
12/01/2005	MPPM	Purchase of securities	$293,873.89	47,795	47,795
20/01/2005	MPPM	Sale of securities	$39,810.03	6,354	6,354
12/01/2005	MBL	Repay of Borrowed Stock	$564,564.00	94,000	94,000
12/01/2005	MBL	Repay of Borrowed Stock	$585,900.00	100,000	100,000
24/01/2005	MBL	Borrowed Stock	$675,150.00	100,000	100,000
20/01/2005	Macquarie Newton Specialised Funds Management	Sale of securities	$31,000.00	5,000	5,000
11/01/2005	MBL	Purchase of securities	$319,906.80	59,242	59,242
25/01/2005	MLL	Equal Ranking	Not Applicable	21,500	21,500
25/01/2005	MIML	Equal Ranking	Not Applicable	2,066,917	2,066,917
25/01/2005	MIML	Sale of securities	$1,521,720.00	281,800	281,800